Filed by: First Community Bancorp
pursuant to Rule 425 under
the Securities Act of 1933
Subject Company: Marathon Bancorp
(Commission File No. 000-12510)

THE FOLLOWING IS A SPREADSHEET PROVIDED BY FIRST COMMUNITY BANCORP TO SNL PUBLICATIONS DEMONSTRATING THE COMPUTATION OF THE MERGER CONSIDERATION A MARATHON BANCORP SHAREHOLDER WOULD RECEIVE AT VARIOUS AVERAGE PRICES OF FIRST COMMUNITY BANCORP COMMON STOCK.

FCBP Price	Exchange Ratio	Stock Consid	Cash Consid	FD Consid per MARB Shr
$18.00	0.1600	$2.88	$1.68	$4.56
$18.50	0.1600	$2.96	$1.68	$4.64
$19.00	0.1600	$3.04	$1.68	$4.72
$19.50	0.1600	$3.12	$1.68	$4.80
$20.00	0.1560	$3.12	$1.68	$4.80
$20.50	0.1522	$3.12	$1.68	$4.80
$21.00	0.1486	$3.12	$1.68	$4.80
$21.50	0.1451	$3.12	$1.68	$4.80
$22.00	0.1418	$3.12	$1.68	$4.80
$22.50	0.1387	$3.12	$1.68	$4.80
$23.00	0.1357	$3.12	$1.68	$4.80
$23.30	0.1339	$3.12	$1.68	$4.80
$23.50	0.1339	$3.15	$1.68	$4.83
$24.00	0.1339	$3.21	$1.68	$4.89
$24.50	0.1339	$3.28	$1.68	$4.96
$25.00	0.1339	$3.35	$1.68	$5.03
$25.50	0.1339	$3.41	$1.68	$5.09
$26.00	0.1339	$3.48	$1.68	$5.16
$26.50	0.1339	$3.55	$1.68	$5.23
$27.00	0.1339	$3.62	$1.68	$5.30
$27.50	0.1339	$3.68	$1.68	$5.36
$28.00	0.1339	$3.75	$1.68	$5.43
$28.50	0.1339	$3.82	$1.68	$5.50
$29.00	0.1339	$3.88	$1.68	$5.56
$29.50	0.1339	$3.95	$1.68	$5.63
$30.00	0.1339	$4.02	$1.68	$5.70

Key
FCBP Price:	average price of First Community Bancorp common stock over fifteen-day averaging period.
Stock Consid:	amount of consideration per share allocated to common stock.
Cash Consid:	amount of consideration per share allocated to cash.
FD Consid per MARB Shr:	fully diluted consideration per share of Marathon Bancorp common stock.